UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, III.

c/o Ronin Trading, LLC

5758 West Fillmore Street

Chicago, Illinois 60644

(312) 244-5062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization John S. Stafford, Jr.: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,672(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 346,672(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,672(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Represents 346,672 shares held in a revocable trust indirectly beneficially owned by Mr. Stafford.
(2)

This percentage is calculated based upon the 21,734,578 shares of the Issuer’s Common Stock reported to be outstanding as of July 22, 2022 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,732,892(3)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,732,892(3)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,732,892(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 21.8%(4)
14.	Type of Reporting Person (See Instructions): IN

(3)

Includes 6,233 restricted stock units that will vest on December 31, 2022 provided that Mr. Stafford is serving as a director, officer or employee of Aware Inc. or any of its subsidiaries on each such date.

(4)

This percentage is calculated based upon the 21,734,578 shares of the Issuer’s Common Stock reported to be outstanding as of July 22, 2022 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Trading, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 05453N-10-0

This Amendment No. 12 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011, Amendment No. 3 filed on April 1, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on November 20, 2013, Amendment No. 6 filed on February 14, 2014, Amendment No. 7. Filed on November 8, 2016 Amendment No. 8 filed on February 14, 2017, Amendment No. 9 filed on March 27, 2019, Amendment No. 10 filed on August 13, 2019 and Amendment No. 11 filed on June 8, 2020 (the “Schedule 13D”) filed on behalf of John S. Stafford, Jr., John S. Stafford, III and Ronin Trading, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 2 Identity and Background.

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a) This Schedule 13D is being filed by John S. Stafford, Jr. John S. Stafford III and Ronin Trading, LLC, a Delaware limited liability company (“Ronin Trading”) (together, the “Reporting Persons”).

(b) The business address for the Reporting Persons is 5758 West Fillmore Street, Chicago, Illinois 60644.

(c) Ronin Trading is engaged in the business of proprietary trading. Mr. John S. Stafford, III is employed as Chief Executive Officer and President of Ronin Trading located at 5758 West Fillmore Street, Chicago, Illinois 60644.

(d) During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. John S. Stafford, Jr. and Mr. John S. Stafford, III are each a United States citizen.

Item 5. Interest in Securities of the Issuer

(a) In the aggregate, as of September 16, 2022, John S. Stafford, Jr. beneficially owns 346,672 shares of the Issuer’s Common Stock, representing approximately 1.6% of such class of securities. This percentage is calculated based upon the 21,734,578 shares of the Issuer’s Common Stock reported to be outstanding as of July 22, 2022 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Following the completion of the transaction described in Item 5(c) below, John S. Stafford, III beneficially owns, as of September 16, 2022, 4,732,892 shares of the Issuer’s Common Stock representing approximately 21.8% of such class of securities, including 6,233 restricted stock units that will vest on December 31, 2022 provided that Mr. Stafford is serving as a director, officer or employee of Aware Inc. or any of its subsidiaries on each such date. This percentage is calculated based upon the 21,734,578 shares of the Issuer’s Common Stock reported to be outstanding as of July 22, 2022 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. Following the completion of the transaction described in Item 5(c) below, Ronin Trading, LLC did not beneficially own any securities of the Issuer.

Following the completion of this transfer, as of September 16, 2022, Ronin Trading did not beneficially own any securities of the Issuer.

(c) Subsequent to the filing of Amendment No. 11 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities within the last 60 days:

John S. Stafford, III and Ronin Trading, LLC

On September 16, 2022, Ronin Trading, LLC transferred all 4,621,368 shares of the Issuer’s common stock held in John S. Stafford, III’s Class C Capital Account at Ronin Trading to Mr. Stafford for no consideration.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 20, 2022

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

Ronin Trading, LLC

By:	/s/ John S. Stafford, III
	Name:	John S. Stafford, III
	Title:	Authorized Signatory